NOTICE OF EXEMPT SOLICITATION

AMENDMENT NO. 1

Name of the registrant:

First Trust High Income Long/Short Fund

Name of person relying on exemption:

Dolphin Limited Partnership I, L.P.

Address of person relying on exemption:

c/o 1117 E Putnam Ave.

Riverside CT 06878

Written Material:

Letter to all FSD shareholders from Dolphin Limited Partnership I, L.P. (previously filed)

Dolphin Limited Partnership I, L.P. shareholder presentation regarding shareholder proposal for consideration at the 2020 Annual Meeting of FSD shareholders

First Trust High Income Long/Short Fund (NYSE: FSD)
Dolphin's 2020 Proposal to Terminate FSD's Investment Advisory and Management Agreements

2020 Annual Meeting of Shareholders:

Record Date: January 6, 2020

Proxy Date: January 13, 2020

Meeting Date: March 9, 2020

Investment Advisor: First Trust Advisors, L.P.

Sub-Advisor: MacKay Shields LLC

Dolphin Recommends FSD shareholders vote to **WITHHOLD** for the director in Proposal 1 and vote **FOR** its Proposal 2

Innisfree M&A Incorporated
(212) 750-5833

Dolphin's 2019 Target-Term (NAV) Proposal[1]

- Dolphin submitted a **non-binding** shareholder proposal for inclusion on FSD's 2019 proxy
  - Dolphin began discussions with FSD in September 2018
  - Convert FSD to a target-term fund by establishing a liquidation date
  - Distribute defined per share NAV at the target term
  - Dolphin's objective was to have the Fund continue while closing the persistent sizeable market discount (See Footnote 14)
- FSD expended considerable resources preventing shareholders from voting on Dolphin's 2019 proposal[2]

[1] See Dolphin's September 13, 2019 letter to FSD, previously reviewed by FSD for accuracy, and press released on September 18, 2019.
[2] FSD's legal expenses were $207,087 in FY2019 vs. $28,369 in FY2018 (FSD Annual Reports, October, 31, 2019, Page 20 and October 31, 2018, Page 19).

Dolphin's 2020 Proposal to Terminate All Investment Advisory and Management Agreements

- FSD threatens its shareholders with "being orphaned"[3]
- Precedent indicates terminating investment advisory and management agreements results in an NAV liquidation plan[4]

[3] In FSD's Proxy, January 13, 2020, FSD threatens its shareholders by stating, "terminating the Investment Management Agreements would potentially leave the Fund without an investment advisor, disrupt its investment activities and expose it to substantial risk and expense . . . [and] would result in the Fund potentially being 'orphaned' . . . "
[4] See Rule 14a-8 proposal by Matisse Discounted Closed-End Fund Strategy to The Asia Pacific Fund, dated May 2, 2018, resulting in a plan of liquidation.

FSD Distribution and Share Price is Inflated by Returns of Capital ($0.39)

- Management and Trustees own 8,528 shares[5]
- FSD management is conflicted by annually receiving $5.8 million and a perpetual structure[6]
- FSD's $1.32 distribution (8.4% current yield as of January 31, 2020) causes NAV depletion[7]
- FSD is a perpetual fund with predominantly fixed coupon holdings of 5-6 year maturities[8]
- FSD holds securities with an aggregate premium of $20 million amortizing to zero and has substantial capital loss carry forwards[9]
- The share price should be lower only distributing $0.93 of earnings[10]

[5] FSD Proxy, January 13, 2020, Page 16.
[6] FSD Annual Report, October 31, 2019, Page 20; see Investment Advisory Fees of $5,751,982.
[7] FSD Rule 19a-1 Notice, November 15, 2019, indicates $0.39 of annual distribution is return of capital.
[8] FSD Annual Report, October 31, 2019, Page 24; "The Fund's primary investment objective is to provide current income. The Fund's secondary objective is capital appreciation. The Fund seeks to achieve its investment objectives by investing, under normal market conditions, a majority of its assets in a diversified portfolio of U.S. and foreign (including emerging markets) high-yield corporate fixed-income securities of varying maturities that are rated below-investment grade at the time of purchase."
[9] FSD Annual Report, October 31, 2019, Page 8-16. The $20 million premium excludes a $8.09 million unrealized loss in the energy segment, Page 9. On October 31, 2019, the Fund had post-enactment net capital losses for federal income tax purposes of $88,107,633 to be carried forward indefinitely. Of thee losses, $24,782,438 is subject to loss limitation resulting from reorganization activity. This limitation generally reduces the utilization of these losses to a maximum of $2,219,032 per year (FSD Annual Report, October 31, 2019, Page 29).
[10] FSD Rule 19a-1 Notice, January 15, 2020, indicates earnings per share are approximately $0.93.

Dolphin's September 2019 Public Letter and January 2020 Proxy Proposal Coincide with a 5-6 Percentage Point Discount Contraction

- Dolphin has been a nearly 3-year FSD investor[11]
  - FSD "long-term" investors have underperformed since inception[12]
- FSD's comparative market performance tables are misleading; failing to reflect Dolphin's public involvement[13]
- FSD does not identify all of its peers for comparative performance[14]
- Dolphin believes management must collaborate with shareholders and not be adversarial
- Dolphin demonstrates a continued constructive approach by submitting 3 alternatives to close the market discount
- Dolphin recently provided an alternative transaction which it believes is constructive for all constituents[15]

[11] FSD misleads investors by stating Dolphin is "an activist investor trying to pursue its own short-term investment strategy at the expense of the Fund's long-term shareholders." FSD Proxy, Page 27. Whereas, the Fund/Advisors is expending resources to fend off shareholders, Dolphin is expending its own resources.

[12] FSD's "Average Annual Total Return" since inception (September 27, 2010) to October 31, 2019 was 5.42% vs. 6.75% for the ICE BofAML U.S. High Yield Constrained Index, the only comparative performance benchmark on Page 2 of FSD's Annual Report, October 31, 2019.

[13] Despite FSD's efforts, the market discount re-expanded to approximately 13% after expiration of the February 2017-February 2018 one year raised distribution. The month end closing market discount to NAV was: 12.8% March 2018; 12.5% April 2018; 13.3% May 2018, 12.9% June 2018; 14.0 % July 2018, 12.1 % August 2018; 13.6% September 2018; 16.1 % October 2018; 15.0% November 2018; 15.5% December 2018; 13.3% January 2019; 13.1% February 2019; 13.1% March 2019; 13.2 April 2019; 14.0% May 2019; 11.7%, June 2019; 11.9% July 2019; 13.1% August 2019; 10.9% September 2019; 8.6% October 2019; 8.6% November 2019; 8.6% December 2019; and 7.8% January 2020.

[14] FSD claims that it outperforms its peers in its statement of opposition, but fails to identify all peers. FSD Proxy, January 13, 2020, Page 24. In addition, FSD fails to note the market performance impact of Dolphin's public involvement.

[15] Dolphin, on a February 4, 2020 call with FSD, proposed an alternative which it believes to be beneficial for all constituents.

Long-Term FSD Holders Have Underperformed its Principal Designated Index[16]

- FSD principally compares itself to the ICE BofAML U.S. High Yield Constrained Index[17]
  - Fund inception to October 31, 2019, FSD underperformed by 1.33 percentage points (5.42% vs. 6.75%)
- FSD's proxy compares performance to "The Broadridge Peers"
  - FSD does not disclose the actual peers and fails to reflect the impact of Dolphin's public involvement[18]
- FSD's proxy compares performance to the Morningstar U.S. Closed-End High Yield Fund Category[19]
  - FSD represents market over-performance of the "average"
  - FSD's market performance fails to consider the impact of Dolphin's public involvement
  - On January 31, 2020, the Morningstar category's market discount closed at 4%, compared with FSD's market discount to NAV of 7.8%;Before Dolphin's public involvement, FSD's market discount was approximately 13%
- FSD's 5-year NAV performance approximates all of its comparisons and fails to reflect leverage and peer composition
- In April 2019, the Board recognized the Fund had underperformed and had higher fees than its peers – nevertheless, the advisory agreements were renewed[20]

[16] See Footnote 12.
[17] The ICE BofAML U.S. High Yield Constrained Index is an index that: cannot be purchased; believed to contain 1,779 issues; a 5.9 year weighted average maturity; a 6.3% weighted average coupon; a 5.9% YTM; a B1 weighted average credit rating; and has neither leverage nor management fees.
[18] See Footnote 14.
[19] The category appears to include 41 issues, 7 of which are target-term funds.
[20] "The Board . . . noted that the advisory fee rate payable by the Fund, based on average net assets, was above the median advisory fee of the peer funds in the Expense Group." (FSD Annual Report, October 31, 2019, Page 38). "Based on the information provided on net asset value performance, the Board noted that the Fund underperformed the Performance Universe median and the benchmark index for the one-, three- and five-year periods ended December 31, 2018." (FSD Annual Report, October 31, 2019, Page 38).

Dolphin's 2020 Proposal 2 – All Shareholder Can Do Better

- Management and the Board continue to expend legal and solicitation fees seeking to fend off shareholders[21]
- FSD accelerated its 2020 meeting 30 days to March 9, 2020[22]
  - FSD's "Statement of Opposition" contains materially "false and misleading" statements and mailed without Dolphin's commentary
- The $0.39 return of capital inflates the share price and distorts comparative market returns[23]
  - $0.93 of distributable earnings is a 5.9% current yield (as of January 31, 2020)
- FSD's historical actions failed to close the market discount
  - 2017 partial tender offer
  - February 2017 – February 2018 monthly distribution increase
  - August 2019 $0.005 monthly distribution increase
  - Renewed share repurchases[24]
- Structural flaws and underperformance necessitate termination of management agreements or alternative structure/transaction

$0.93 of 2020 distributable pre-tax earnings is a 5.4% current yield on $17.14 of NAV.[25] This is after a 1% management fee. Dolphin is confident every shareholder can do better. Terminating the advisory and management agreements is expected to promptly deliver the NAV to all shareholders.

[21] See Footnote 1 and FSD Proxy, January 13, 2020, Page 1 ($110,200 for proxy solicitation vs. $3,845 in 2019 (FSD Proxy, March 4, 2019)).
[22] The Proxy was mailed 8-9 weeks earlier than proxies had been mailed in every prior year since inception of the Fund: 2019 (March 4), 2018 (March 12), 2017 (March 9), 2016 (March 9), 2015 (March 9), 2014 (March 12), 2013 (March 19), 2012 (March 16) and 2011 (March 25). Inception of the Fund was September 27, 2010.
[23] See Footnote 7.
[24] For FYE October 31, 2019, FSD repurchased 524,670 shares at a weighted-average discount of 13.84%. For FYE October 31, 2018, FSD repurchased 681,873 shares at a weighted-average discount of 13.03%. FSD expects to continue repurchasing its outstanding shares until the earlier of (i) the repurchase of an additional 1,496,664 common shares, or (ii) March 15, 2020 (FSD Annual Report, October 31, 2019, Page 21).
[25] As of February 13, 2020.

FSD Independent Trustee Review and 2020 Proxy Review Supports Terminating Agreements

- **Advisory fees above median selected peer funds[26]**
- **Underperformed its "Performance Universe" median and benchmark for 1, 3, and 5 years[26]**
  - **The Board is not credible – In its 2019 self-review and 2020 Proxy, the Board deploys 6 benchmarks and peer groups[26]**
- **All shareholders can do better than 5.4% of distributable earnings ($0.93) on NAV**
- **5-6 year maturities and perpetuity is added "risk" – all shareholders should receive superior "reward" – They have not!**
- **Dolphin's September 2018 involvement says FSD should not have a 3rd year to solve structural defects and underperformance**
- **FSD has not advanced alternatives; Dolphin has advanced 3!**

[26] At an meeting held June 2, 2019, recently after Dolphin's involvement, the Board extended the advisory and investment agreements for one year. Many of the deliberations were by the full Board rather than the independent Trustees. Broadridge had developed an "Expense Group", a broad peer universe of funds, the "Expense Universe" and, collectively, the "Performance Universe". In its 2020 proxy, FSD also compares itself to The ICE BoFAML US High Yield Constrained Index, Broadridge Peers, Morningstar category group, the US Closed-end High Yield Fund Category (the Morningstar Category"). Accordingly, in its self-review and 2020 proxy review the board deploys six different peers and configurations. (FSD Annual Report, October 31, 2019, Pages 37-39; FSD Proxy, January 3, 2020, Pages 22-28).

Forward Looking Statements and Disclaimer

Cautionary Statement Regarding Forward-Looking Statements and Disclaimer

The information herein contains “forward-looking statements.” Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “could” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Many of the facts contained herein are from FSD’s public financial documents; Dolphin makes its statements relying on such information that it believes to be accurate, but makes no representation. Investors are urged to consult with their own financial advisor. Forward-looking statements are based on current intent, belief, expectations, estimates and projections regarding FSD and projections regarding the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.